BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599



                                       April 21, 1999



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Strouds, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,



                             By /s/Damian P. Reitemeyer


Enclosures

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                     (Amendment No.  7)*
                            ____

                        Strouds, Inc.
           _______________________________________
                       NAME OF ISSUER:
                Common Stock $.0001 par value
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          863451100
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))
                      Page 1 of 7 Pages

CUSIP No. 863451100                Page 2 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 Bankers Trust Corporation and its indirect
 wholly-owned subsidiary, BT Capital Partners, Inc.
 IRS Identification No.:   13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [ ]
     (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust Corporation is a New York
  corporation. BT Capital Partners, Inc. is a Delaware corporation.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES       BT Capital Partners, Inc.    517,645 Shares
                                            517,645
  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY     BT Capital Partners, Inc.          0 Shares
                                                  0
  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING    BT Capital Partners, Inc.    517,645 Shares
                                            517,645
  PERSON       8. SHARED DISPOSITIVE POWER

  WITH         BT Capital Partners, Inc.          0 Shares
                                                  0

CUSIP No. 863451100                Page 3 of 7 Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
               BT Capital Partners, Inc.*   517,645 Shares
                                            517,645

               *Includes presently exercisable warrants to purchase 210,116 shares


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

                    [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               BT Capital Partners, Inc.       6.02%
                                               6.02%

12.TYPE OF REPORTING PERSON *

          Bankers Trust Corporation - HC;
          BT Capital Partners, Inc. - CO

CUSIP No. 863451100                Page 4 of 7 Pages


Item 1(a) NAME OF ISSUER:

          Strouds, Inc.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          780 South Nogales Street
          City of Industry, California  91748

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust Corporation, and its
          indirect wholly-owned subsidiary, BT Capital
          Partners, Inc.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          Bankers Trust Corporation and BT Capital Partners,
          Inc.

          130 Liberty Street
          New York, New York  10006



Item 2(c) CITIZENSHIP:

          Bankers Trust Corporation is incorporated in the State of New York with its principal business office located in New York; BT Capital
          Partners, Inc. is incorporated in the State of Delaware with its principal business office located in New York.



Item 2(d) TITLE OF CLASS OF SECURITIES:

               Common Stock $.0001 par value of Strouds,
               Inc.

Item 2(e) CUSIP NUMBER:

           863451100

CUSIP No. 863451100                Page 5 of 7 Pages

Item 3    THE PERSON FILING IS A:

          Not applicable. This Schedule is filed pursuant to Rule 13d-1(c).

Item 4    OWNERSHIP:

          (a)  Amount Beneficially Owned:


               BT Capital Partners, Inc.*    517,645 Shares
                                             517,645

               *Includes presently exercisable warrants to purchase 210,116 shares

          (b) Percent of Class:

               BT Capital Partners, Inc.*      6.02%
                                               6.02%
               *BT Capital Partners Inc. owns 3.58% of the outstanding common stock and rights to acquire an additional 2.44%.

          (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote -


               BT Capital Partners, Inc.     517,645 Shares
                                             517,645

         (ii)  shared power to vote or to direct the vote -


               BT Capital Partners, Inc.           0 Shares
                                                   0

CUSIP No. 863451100                Page 6 of 7 Pages

        (iii)  sole power to dispose or to direct the
disposition of -


               BT Capital Partners, Inc.     517,645 Shares
                                             517,645

         (iv) shared power to dispose or to direct the disposition of -


               BT Capital Partners, Inc.           0 Shares
                                                   0

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Exhibit A.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE  GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

CUSIP No. 863451100                Page 7 of 7 Pages

Item 10   CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of April 21, 1999

Signature:     Bankers Trust Corporation

By:       /s/Salvatore P. Palazzolo
Name:     Salvatore P. Palazzolo

Title:    Senior Vice President



Signature:     BT Capital Partners Inc.

By:       /s/Heide Silverstein
Name:     Heide Silverstein

Title:    Secretary-Treasurer

                          EXHIBIT A

The chain of ownership from Bankers Trust Corporation to BT
Capital Partners, Inc. is shown below:


                  Bankers Trust Corporation

                              |
                            100%
                              |

                BT Holdings (New York), Inc.

                              |
                            100%
                              |

                  BT Capital Partners, Inc.